Exhibit 99.(12)

Three Bryant Park 1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com

August 1, 2025

Board of Trustees Morgan Stanley Mortgage Securities Trust 1585 Broadway New York, NY 10036
Board of Trustees Eaton Vance Mortgage Opportunities ETF Morgan Stanley ETF Trust 1585 Broadway New York, NY 10036

Dear Ladies and Gentlemen:

You have requested our opinion regarding certain federal income tax consequences to Morgan Stanley Mortgage Securities Trust (“Acquired Fund”), a Massachusetts business trust, to the holders (the “Acquired Fund Shareholders”) of shares of beneficial interest in Acquired Fund (the “Acquired Fund Shares”), and to Eaton Vance Mortgage Opportunities ETF (“Acquiring Fund”), a separate series of Morgan Stanley ETF Trust, a Delaware statutory trust (“Acquiring Fund Trust”), in connection with the proposed transfer of substantially all of the assets of Acquired Fund (“Acquired Fund Assets”) to Acquiring Fund in exchange solely for shares of beneficial interest of Acquiring Fund (“Acquiring Fund Shares”) and the assumption by Acquiring Fund of the stated liabilities of Acquired Fund, followed by the distribution of the Acquiring Fund Shares received by Acquired Fund and cash paid in lieu of fractional shares in complete liquidation and termination of Acquired Fund (the “Reorganization”), all pursuant to the Agreement and Plan of Reorganization (the “Plan”) dated as of June 12, 2025, executed by Acquiring Fund Trust on behalf of Acquiring Fund and by Acquired Fund.

For purposes of this opinion, we have examined and relied upon (1) the Plan, (2) the Form N-14 filed by Acquiring Fund Trust with the Securities and Exchange Commission, (3) the facts and representations contained in the letter dated on or about the date hereof addressed to us from Acquiring Fund Trust on behalf of Acquiring Fund, (4) the facts and representations contained in the letter dated on or about the date hereof addressed to us from Acquired Fund, and (5) such other documents and instruments as we have deemed necessary or appropriate for purposes of rendering this opinion.

Page 2 Morgan Stanley Mortgage Securities Trust - Eaton Vance Mortgage Opportunities ETF August 1, 2025

This opinion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), United States Treasury Regulations, judicial decisions, and administrative rulings and pronouncements of the Internal Revenue Service, all as in effect on the date hereof. This opinion is conditioned upon the Reorganization taking place in the manner described in the Plan and the Form N-14 referred to above.

Based upon the foregoing, it is our opinion that for federal income tax purposes, with respect to Acquired Fund and Acquiring Fund:

1.	The Reorganization will constitute a “reorganization” within the meaning of Section 368(a) of the Code, and Acquired Fund and Acquiring Fund each will be a “party to a reorganization” within the meaning of Section 368(b) of the Code;

2.	No gain or loss will be recognized by Acquiring Fund upon the receipt of the Acquired Fund Assets solely in exchange for Acquiring Fund Shares and the assumption by Acquiring Fund of the stated liabilities of Acquired Fund;

3.	No gain or loss will be recognized by Acquired Fund upon the transfer of the Acquired Fund Assets to Acquiring Fund in exchange solely for Acquiring Fund Shares and the assumption by Acquiring Fund of the stated liabilities of Acquired Fund or upon the distribution of Acquiring Fund Shares to the Acquired Fund Shareholders in exchange for their Acquired Fund Shares, except that Acquired Fund may be required to recognize gain or loss with respect to contracts described in Section 1256(b) of the Code or stock in a passive foreign investment company, as defined in Section 1297(a) of the Code;

4.	No gain or loss will be recognized by the Acquired Fund Shareholders upon the exchange of the Acquired Fund Shares for Acquiring Fund Shares (except with respect to cash received in lieu of fractional shares);

5.	The aggregate tax basis for Acquiring Fund Shares received by each Acquired Fund Shareholder pursuant to the Reorganization will be the same as the aggregate tax basis of the Acquired Fund Shares held by each such Acquired Fund Shareholder immediately prior to the Reorganization (reduced by any amount of tax basis allocable to fractional shares for which cash is received);

6.	The holding period of Acquiring Fund Shares to be received by each Acquired Fund Shareholder will include the period during which the Acquired Fund Shares surrendered in exchange therefor were held (provided such Acquired Fund Shares were held as capital assets on the date of the Reorganization);

Page 3 Morgan Stanley Mortgage Securities Trust - Eaton Vance Mortgage Opportunities ETF August 1, 2025

7.	The tax basis of the Acquired Fund Assets acquired by Acquiring Fund will be the same as the tax basis of such assets to Acquired Fund immediately prior to the Reorganization; and

8.	The holding period of the Acquired Fund Assets in the hands of Acquiring Fund will include the period during which those assets were held by Acquired Fund (except where the investment activities of Acquiring Fund have the effect of reducing or eliminating such periods with respect to an Acquired Fund Asset).

We express no opinion as to the federal income tax consequences of the Reorganization except as expressly set forth above, or as to any transaction except those consummated in accordance with the Plan. Without limiting the foregoing, we express no opinion as to the federal income tax consequences of the Reorganization to (1) Acquired Fund with respect to contracts described in Section 1256(b) of the Code or stock in a passive foreign investment company, as defined in Section 1297(a) of the Code, (2) shareholders of Acquired Fund whose investment is liquidated and who receive a distribution of cash equal to the net asset value of the Acquired Fund Shares held by them because such shareholders do not hold their Acquired Fund Shares through an account that can accept Acquiring Fund Shares on the date of the Reorganization, and (3) shareholders of Acquired Fund who hold their Acquired Fund Shares through a fund direct individual retirement account and whose Acquired Fund Shares are exchanged for Class R Shares of Morgan Stanley U.S. Government Money Market Trust.

Very truly yours,

/s/ Dechert LLP